Annual Report

Cover Page

Name of issuer:

HiveTracks, Inc.

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: **NC**

Date of organization: **10/8/2020**

Physical address of issuer:

489 Big Laurel Road
Creston NC 28615

Website of issuer:

https://www.hivetracks.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$469,340.42	$496,991.21
Cash & Cash Equivalents:	$49,426.84	$36,974.47
Accounts Receivable:	$20,264.04	$2,700.00
Short-term Debt:	$83,837.44	$42,973.68
Long-term Debt:	$1,572,511.34	$1,170,805.93
Revenues/Sales:	$110,073.00	$143,336.00
Cost of Goods Sold:	$258,970.00	$286,218.00
Taxes Paid:	$0.00	$0.00
Net Income:	($495,860.00)	($531,154.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of

questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

HiveTracks, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
James T Wilkes	University Professor	Appalachian State University	2020
Laura Dye	COO	HiveTracks, Inc.	2020
Max Ruenzel	CEO	HiveTracks, Inc.	2020
Jesse Fripp	Manager	Shining Rock Ventures	2023
George Moody	Owner & Principal ConsultantOwner	Self employed	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
James T Wilkes	CBO	2020
Laura Dye	COO	2020
Max Ruenzel	CEO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
James T Wilkes	55000.0 Common stock	20.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of

owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The most considerable risk associated with investing in HiveTracks is that the company may not be successful in raising sufficient funds to continue to fund its operations until it becomes profitable.

HiveTracks will launch new B2C & B2B products in Q1 2024 ahead of the next beekeeping season. The company's revenue projections depend upon the successful performance of this product. While the company is doing everything it can to minimize the risk associated with a new product launch through user acceptance testing and beta testing, the product may not perform as expected, and the assumed revenues may be lower than projected.

HiveTracks will also launch a B2G solution for government agencies to oversee beekeepers' communications and provide digital extension services in Q2 of 2024. The success of this product depends upon the efficiency of the company's sales efforts and the acceptance of the new product in the market. While HiveTracks has executed several government contracts in the past, this is not a guarantee for future success in selling technology solutions to government agencies.

HiveTracks' products depend upon a set of app- and web-based software applications. The stability and scalability of these products constitute the backbone of the company's capability to deliver services and products in the B2C and B2G markets next year. A partial or complete failure of these software solutions would jeopardize the company's ability to market and deliver solutions to the satisfaction of its customers. While the company is doing its best to mitigate these risks by adhering to industry best practices in the areas of data handling, cyber security, and software development through constant iteration and testing by a professional team of software developers, this remains a critical risk.

The future success of HiveTracks in developing a Data-as-a-Service business model depends upon its ability to achieve critical mass and strategic density of data through the collection of data in its SaaS products in the B2C, B2B and B2G spaces. While the company is working hard to mitigate this risk by targeting specific geographic areas (to achieve the required density in these areas), the frequency and quality of the data collected may not be sufficient to offer data services as early as the company expects to do.

The footnotes of our financial statements list an error in that one of the convertible notes was listed as $15k, when in fact it was only $5k. We resubmitted this information to the CPA that performed the review. The CPA did not believe this error is material to the footnote or to the financial statements taken as a whole. As such, the financial statements herein have not been adjusted.

Until it has the financial capacity to develop its internal development team, HiveTracks depends upon external development partners to deliver and deploy its technology. Doing so exposes us to the risk of being dependent upon an external contractor. Additionally, the IP associated with the software developed only belongs to HiveTracks until it is paid for the development costs in full.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common stock	1000000	275000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Jeff Greer, James Wilkes, George Edward Moody, Joseph Cazier
Issue date	12/30/20
Amount	$48,619.00
Outstanding principal plus interest	$48,619.00 as of 11/29/22
Interest rate	0.39% per annum
Maturity date	12/31/24
Current with payments	Yes

Loan

Lender	James Wilkes
Issue date	04/07/22
Amount	$5,000.00
Outstanding principal plus interest	$451.76 as of 02/29/24
Interest rate	9.0% per annum
Maturity date	04/01/24

Current with payments	Yes

Loan

Lender	G2 Real Estate
Issue date	04/07/22
Amount	$5,000.00
Outstanding principal plus interest	$451.76 as of 02/29/24
Interest rate	9.0% per annum
Maturity date	04/01/24
Current with payments	Yes

Loan

Lender	George Edward Moody
Issue date	04/08/22
Amount	$5,000.00
Outstanding principal plus interest	$451.76 as of 02/29/24
Interest rate	9.0% per annum
Maturity date	04/01/24
Current with payments	Yes

Loan

Lender	Max Rünzel
Issue date	04/11/22
Amount	$5,000.00
Outstanding principal plus interest	$451.76 as of 02/29/24
Interest rate	9.0% per annum
Maturity date	04/01/24
Current with payments	Yes

Loan

Lender	Laura Dye
Issue date	04/11/22
Amount	$5,000.00
Outstanding principal plus interest	$451.76 as of 02/29/24
Interest rate	9.0% per annum
Maturity date	04/01/25
Current with payments	Yes

Loan

Lender	Joseph Cazier
Issue date	04/14/22
Amount	$5,000.00
Outstanding principal plus interest	$451.76 as of 02/29/24
Interest rate	9.0% per annum
Maturity date	04/30/25
Current with payments	Yes

Loan

Lender	Phil Ostwalt
Issue date	05/01/22
Amount	$2,500.00
Outstanding principal plus interest	$225.88 as of 02/29/24
Interest rate	9.0% per annum
Maturity date	05/01/24
Current with payments	Yes

Loan

Lender	P & L Partners, LLC
Issue date	05/04/22

Issue date   05/04/22

Amount $15,000.00

Outstanding principal plus interest $1,355.28 as of 02/29/24

Interest rate   9.0% per annum

Maturity date   05/01/24

Current with payments   Yes

Loan

Lender   Sofield Investments

Issue date   05/04/22

Amount $25,000.00

Outstanding principal plus interest $2,258.79 as of 02/29/24

Interest rate   9.0% per annum

Maturity date   05/01/24

Current with payments   Yes

Loan

Lender   Michael Alcorn

Issue date   05/12/22

Amount $5,000.00

Outstanding principal plus interest $451.76 as of 02/29/24

Interest rate   9.0% per annum

Maturity date   05/01/24

Current with payments   Yes

Loan

Lender   Standfast Capital

Issue date   02/22/23

Amount $10,000.00

Outstanding principal plus interest $5,638.57 as of 02/29/24

Interest rate   9.0% per annum

Maturity date   02/22/25

Current with payments   Yes

Loan

Lender   Henrik Von Schlieben

Issue date   02/22/23

Amount $15,000.00

Outstanding principal plus interest $8,457.85 as of 02/29/24

Interest rate   9.0% per annum

Maturity date   02/22/25

Current with payments   Yes

Loan

Lender   Anthroware, LLC

Issue date   04/30/23

Amount $80,664.00

Outstanding principal plus interest $41,260.31 as of 02/29/24

Interest rate   12.0% per annum

Maturity date   03/01/24

Current with payments   Yes

Loan

Lender   Ben Fehsenfeld

Issue date   05/22/23

Amount $15,000.00

Outstanding principal plus interest $15,000.00 as of 03/13/24

Interest rate   9.0% per annum

Maturity date   10/01/24

Current with payments   Yes

Payments to begin May 1, 2024

Loan

Lender	Declan Nishiyama
Issue date	12/25/23
Amount	$132,220.00
Outstanding principal plus interest	$128,248.84 as of 03/13/24
Interest rate	8.5% per annum
Maturity date	06/15/25
Current with payments	Yes

Convertible Note

Issue date	01/30/21
Amount	$50,000.00
Interest rate	2.0% per annum
Discount rate	30.0%
Valuation cap	$7,500,000.00
Maturity date	12/30/24

Convertible Note

Issue date	01/30/21
Amount	$10,000.00
Interest rate	2.0% per annum
Discount rate	30.0%
Valuation cap	$7,500,000.00
Maturity date	12/30/24

Convertible Note

Issue date	05/07/21
Amount	$50,000.00
Interest rate	2.0% per annum
Discount rate	30.0%
Valuation cap	$7,500,000.00
Maturity date	05/07/24

Convertible Note

Issue date	05/30/21
Amount	$25,000.00
Interest rate	2.0% per annum
Discount rate	30.0%
Valuation cap	$7,500,000.00
Maturity date	04/30/24

Convertible Note

Issue date	06/17/21
Amount	$57,356.00
Interest rate	7.0% per annum
Discount rate	30.0%
Valuation cap	$7,500,000.00
Maturity date	06/17/28

Convertible Note

Issue date	07/30/21
Amount	$50,000.00
Interest rate	2.0% per annum
Discount rate	30.0%
Valuation cap	$7,500,000.00

Maturity date 06/30/24

Convertible Note

Issue date 08/30/21

Amount $68,281.00

Interest rate 7.0% per annum

Discount rate 30.0%

Valuation cap $7,500,000.00

Maturity date 11/30/28

This note's due date is in 2028

Convertible Note

Issue date 09/29/21

Amount $50,000.00

Interest rate 2.0% per annum

Discount rate 30.0%

Valuation cap $7,500,000.00

Maturity date 08/31/24

Convertible Note

Issue date 11/29/21

Amount $35,000.00

Interest rate 2.0% per annum

Discount rate 30.0%

Valuation cap $7,500,000.00

Maturity date 10/31/24

Convertible Note

Issue date 03/30/22

Amount $10,000.00

Interest rate 2.0% per annum

Discount rate 30.0%

Valuation cap $7,500,000.00

Maturity date 02/28/25

Convertible Note

Issue date 05/30/22

Amount $25,000.00

Interest rate 2.0% per annum

Discount rate 30.0%

Valuation cap $7,500,000.00

Maturity date 04/30/25

Convertible Note

Issue date 06/29/22

Amount $10,000.00

Interest rate 2.0% per annum

Discount rate 30.0%

Valuation cap $7,500,000.00

Maturity date 05/31/25

Convertible Note

Issue date 06/29/22

Amount $15,000.00

Interest rate 2.0% per annum

Discount rate 30.0%

Valuation cap $7,500,000.00

Maturity date 05/31/25

Convertible Note

Issue date   08/30/22

Amount $25,000.00

Interest rate   2.0% per annum

Discount rate   30.0%

Valuation cap $7,500,000.00

Maturity date   07/31/25

Convertible Note

Issue date   08/30/22

Amount $5,000.00

Interest rate   2.0% per annum

Discount rate   30.0%

Valuation cap $7,500,000.00

Maturity date   07/31/25

Convertible Note

Issue date   08/30/22

Amount $150,000.00

Interest rate   2.0% per annum

Discount rate   30.0%

Valuation cap $7,500,000.00

Maturity date   07/31/25

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
5/2020	Section 4(a)(2)	Common stock	$100,000	General operations
11/2020	Section 4(a)(2)	Common stock	$22,500	General operations
12/2020	Section 4(a)(2)	Common stock	$2,916	General operations
1/2021	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
1/2021	Section 4(a)(2)	Convertible Note	$10,000	General operations
1/2021	Section 4(a)(2)	Common stock	$1,804	General operations
3/2021	Section 4(a)(2)	SAFE	$109,964	General operations
5/2021	Section 4(a)(2)	Convertible Note	$50,000	General operations
5/2021	Section 4(a)(2)	Convertible Note	$25,000	General operations
5/2021	Section 4(a)(2)	Common stock	$14,584	General operations
6/2021	Section 4(a)(2)	Convertible Note	$57,356	General operations
7/2021	Section 4(a)(2)	Convertible Note	$50,000	General operations
8/2021	Section 4(a)(2)	Convertible Note	$68,281	General operations
9/2021	Section 4(a)(2)	Convertible Note	$50,000	General operations
11/2021	Section 4(a)(2)	Convertible Note	$35,000	General operations
12/2021	Section 4(a)(2)	SAFE	$58,167	General operations

2/2022	Section 4(a)(2)		$9,700	General operations
3/2022	Section 4(a)(2)		$118,652	General operations
3/2022	Section 4(a)(2)	Convertible Note	$10,000	General operations
4/2022	Section 4(a)(2)		$2,500	General operations
5/2022	Section 4(a)(2)	Convertible Note	$25,000	General operations
6/2022	Section 4(a)(2)	Convertible Note	$10,000	General operations
6/2022	Section 4(a)(2)	Convertible Note	$15,000	General operations
7/2022	Section 4(a)(2)		$18,405	General operations
8/2022	Section 4(a)(2)	Convertible Note	$5,000	General operations
8/2022	Section 4(a)(2)	Convertible Note	$25,000	General operations
8/2022	Section 4(a)(2)	Convertible Note	$150,000	General operations
8/2022	Section 4(a)(2)	SAFE	$41,833	General operations
9/2022	Section 4(a)(2)	SAFE	$15,000	General operations
11/2022	Regulation D, Rule 506(b)	SAFE	$5,000	General operations
12/2022	Regulation D, Rule 506(b)	SAFE	$10,000	General operations
12/2022	Regulation D, Rule 506(b)	SAFE	$25,000	General operations
12/2022	Regulation D, Rule 506(b)	SAFE	$25,000	General operations
12/2022	Regulation D, Rule 506(b)	SAFE	$5,000	General operations
1/2023	Regulation D, Rule 506(b)	SAFE	$2,500	General operations
4/2023	Regulation D, Rule 506(b)	SAFE	$15,000	General operations
4/2023	Regulation D, Rule 506(b)	SAFE	$15,000	General operations
4/2023	Regulation Crowdfunding	SAFE	$68,512	General operations
5/2023	Regulation D, Rule 506(b)	SAFE	$5,000	General operations
6/2023	Regulation D, Rule 506(b)	SAFE	$5,000	General operations
7/2023	Regulation D, Rule 506(b)	SAFE	$20,000	General operations
7/2023	Regulation D, Rule 506(b)	SAFE	$50,000	General operations
9/2023	Regulation D, Rule 506(b)	SAFE	$15,000	General operations
11/2023	Regulation D, Rule 506(b)	SAFE	$25,000	General operations
11/2023	Regulation D, Rule 506(b)	SAFE	$25,000	General operations
11/2023	Regulation D, Rule 506(b)	SAFE	$30,000	General operations
12/2023	Section 4(a)(2)	SAFE	$35,000	General operations
12/2023	Section 4(a)(2)	SAFE	$15,000	General operations
12/2023	Section 4(a)(2)		$15,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Max Rünzel
Amount Invested	$22,500.00
Transaction type	Priced round
Issue date	11/14/20
Relationship	Employee

Name	Jeff Greer, James Wilkes, George Edward Moody, Joseph Cazier
Amount Invested	$48,619.00
Transaction type	Loan
Issue date	12/30/20
Outstanding principal plus interest	$48,619.00 as of 11/29/22
Interest rate	0.39% per annum
Maturity date	12/31/24
Current with payments	Yes
Relationship	Shareholder

Name	Max Rünzel
Amount Invested	$2,916.00
Transaction type	Priced round
Issue date	12/30/20
Relationship	Shareholder, board member, officer, director

Name	Max Rünzel
Amount Invested	$50,000.00
Transaction type	Convertible note
Issue date	01/30/21
Interest rate	2.0% per annum
Discount rate	30.0%
Maturity date	12/30/24
Valuation cap	$7,500,000.00
Relationship	CEO and Board Director

Name	Jeff Greer, James Wilkes, George Edward Moody, Joseph Cazier
Amount Invested	$1,804.00
Transaction type	Priced round
Issue date	01/30/21
Relationship	Shareholders

Name	Max Rünzel
Amount Invested	$14,584.00

Amount Invested $14,584.00

Transaction type Priced round

Issue date 05/30/21

Relationship Shareholder, board member, officer, director

Name	James Wilkes
Amount Invested	$5,000.00
Transaction type	Loan
Issue date	04/07/22
Outstanding principal plus interest	$451.76 as of 02/29/24
Interest rate	9.0% per annum
Maturity date	04/01/24
Current with payments	Yes
Relationship	Director, Officer, President

Name	George Edward Moody
Amount Invested	$5,000.00
Transaction type	Loan
Issue date	04/08/22
Outstanding principal plus interest	$451.76 as of 02/29/24
Interest rate	9.0% per annum
Maturity date	04/01/24
Current with payments	Yes
Relationship	Director

Name	Max Rünzel
Amount Invested	$5,000.00
Transaction type	Loan
Issue date	04/11/22
Outstanding principal plus interest	$451.76 as of 02/29/24
Interest rate	9.0% per annum
Maturity date	04/01/24
Current with payments	Yes
Relationship	Director, Office, Board member

Name	Laura Dye
Amount Invested	$5,000.00
Transaction type	Loan
Issue date	04/11/22
Outstanding principal plus interest	$451.76 as of 02/29/24
Interest rate	9.0% per annum
Maturity date	04/01/25
Current with payments	Yes
Relationship	Officer, Director, Board member

Name	Laura Dye
Amount Invested	$15,000.00
Transaction type	Other
Issue date	12/30/23
Relationship	Shareholder, board member, officer, director

The Company leases on a month-to-month basis office space that is owned by a shareholder. During 2023, the company incurred and paid $15,000 under this lease arrangement.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Bees as Biosensors to Track Biodiversity

75% of the food we produce depends upon natural pollinators like bees. Keeping bees healthy in healthy ecosystems is essential to our planet and a key driver to making the world more resilient in the face of ever more adverse climatic events.

We monitor biodiversity by providing beekeepers with an app to keep track of the health of their bees and the flora and fauna around them. As the health of bees depends upon the health of a bee hive's surroundings, we can take the temperature on biodiversity health.

HiveTracks plans to provide a thriving platform for its users that pays beekeepers for the ecosystem services they provide, grants them access to personalized, first-in-class beekeeping advice, proof of origin authentication for their honey, and financial services based on their bee and beekeeping data.

Milestones

HiveTracks, Inc. was incorporated in North Carolina in October 2020.

Since then, we have:

- Successfully closed and oversubscribed a $500k pre-seed round in 2022, raising $635k

- Built a 20,000+ beekeeper community

- Launched a new mobile app for beekeepers in 2023

- Received $250k+ in government contracts since 2021

- Acquired over 4,000 app users managing over 16,000 hives

- Identified our first paid biodiversity monitoring Proof of Concepts (PoCs) in the United States and Germany

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $110,073 compared to the year ended December 31, 2022, when the Company had revenues of $143,336. Our gross margin was -135.27% in fiscal year 2023, compared to -99.68% in 2022.

- *Assets.* As of December 31, 2023, the Company had total assets of $469,340.42, including $49,426.84 in cash. As of December 31, 2022, the Company had $496,991.21 in total assets, including $36,974.47 in cash.

- *Net Loss.* The Company has had net losses of $495,860 and net losses of



Net Loss. The Company has had net losses of $[illegible] and net losses of $531,154 for the fiscal years ended December 31, 2023, and December 31, 2022, respectively.

- *Liabilities*. The Company's liabilities totaled $1,656,348.78 for the fiscal year ended December 31, 2023, and $1,213,779.61 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To date, the company has been financed with $386,295 in debt, $141,804 in equity, $635,637 in convertibles, and $552,464 in SAFEs.

The Company intends to raise additional capital from investors in the future. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

As of March 2024, HiveTracks, Inc.'s cash in hand is $27,637.19. Over the last three months, revenues have averaged $13,173/month, the cost of goods sold has averaged $7,818/month, and operational expenses have averaged $37,667/month, for an average burn rate of $32,312 per month.There have been no material changes since the date of the attached financial statements.
We are currently generating revenue. The expected revenues over the next six months (through August 2024) are $79,529.21. The expected expenses for the next six months are $446,885.

We are not currently profitable. Based on our proforma, we need to raise $1.75M to become profitable. We anticipate profitability beginning in 2026. To accelerate our growth, we anticipate our Series A in 2025.

We anticipate raising up to $2M of additional capital in 2024 and generating revenues to help meet cash requirements.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Max Ruenzel, certify that:

(1) the financial statements of HiveTracks, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of HiveTracks, Inc. included in this Form reflects accurately the information reported on the tax return for HiveTracks, Inc. filed for the most recently completed fiscal year.

Max Ruenzel
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading

statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.hivetracks.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4

Appendix D: Director & Officer Work History

George Moody
James T Wilkes
Jesse Fripp
Laura Dye
Max Ruenzel

Appendix E: Supporting Documents

ttw_communications_111146_134151.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

HiveTracks SAFE

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Financials 4

Appendix D: Director & Officer Work History

George Moody

James T Wilkes

Jesse Fripp

Laura Dye

Max Ruenzel

Appendix E: Supporting Documents

ttw_communications_111146_134151.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

HiveTracks, Inc.

By

Max Rünzel

CEO & Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Max Rünzel

CEO & Co-Founder
3/15/2024

Laura Dye

Chief Operating Officer
3/15/2024

Max Rünzel

CEO & Co-Founder
3/15/2024

James T. Wilkes

Founder
3/15/2024

Jesse Fripp

Principal & CEO, Shining Rock Ventures
3/21/2024

George Moody

Business Services
3/21/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.